

August 31, 2010

Via U.S. Mail and Facsimile

Martin S. Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

> **Re:** **mPhase Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed August 17, 2010**
> **File No. 000-30202**

Dear Mr. Smiley:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Regarding your statement on page 7 that you are including your annual reports for the fiscal years ended June 30, 2008 and 2009 and that those materials provide the information that would have been required if an annual meeting had taken place after the close of a fiscal year:

   - Please tell us why you believe it is appropriate to further circulate your Form 10-K for the fiscal year ended June 30, 2008 if it has not been revised based on the issues raised in our prior comment letters regarding your financial statements.
   - Given that Rule 14a-3 requires that an annual report for the most recent fiscal year – the year ended June 30, 2010 – is required if an annual meeting were scheduled at this time, it is unclear why you represent to shareholders that the

Form 10-Ks from June 30, 2008 and 2009 provide them the most current information that would have been provided if an annual meeting were being held shortly after the close of the fiscal year. Please revise or advise.

Reasons for and Effects of the Proposal, page 6

2.   We reissue comment 6 because you did not provide a table that details the shares issued since your last balance sheet date.

3.   Please update your June 22, 2010 disclosure.

4.   Refer to the first paragraph on page 12. Please quantify the nature of the "substantial awards" to be made to executives, and describe the terms of the awards. Include the number of shares to be issued to each executive or other related person.

5.   Please revise the second sentence of the second paragraph on page 13 to clarify whether you are referring outstanding options, warrants, convertible debentures or convertible notes. If, instead, you are referring to options, warrants, convertible debentures or convertible notes to be issued, please disclose the terms of those securities.

6.   Please identify the holders of the "officer notes" mentioned at the bottom of page 13. Also:
   - Disclose the date that the notes were issued, the amount that the officer paid for the notes, the interest rate, maturity date and conversion rate;
   - Include the number of underlying shares in the number of shares underlying outstanding instruments in the third paragraph on page 11; and
   - Tell us which exhibit to your Form 10-K represents the notes.

Reasons for and Effects of the Proposal, page 7

7.   We note your revisions in response to comment 8; however, the number of shares into which the outstanding debentures are convertible as described in the arrangements on pages 14 – 16 of your document differ from the total in the June 22, 2010 column in the table on page 14. Please reconcile.

8.   Regarding your response to comment 9, if you are incorporating by reference, the financial statements that you include must be current and you must comply with Item 13(c)(2) of Schedule 14A.

9.   Please tell us why this section does not discuss and quantify the shares issuable for unpaid compensation mentioned in footnote (4) on page 21.

10.   Please disclose when shareholders last approved an increase in the number of
        your authorized shares and the size of that increase.

Reparation Shares, page 17

11.   Regarding your response to comment 10:
        • Please state clearly the aggregate number of reparation securities that you
          have issued, including shares issued before your fiscal year ended June 30,
          2008. Also disclose the amount of such shares that were issued to related
          persons.
        • We note your disclosure in response to the second and third bullet points of
          our comment that none of the investors issued reparation shares for the period
          discussed are related parties as defined in Item 404 of Regulation S-K. We
          reissue these bullet points given your disclosure on pages 54 and 55 of
          Amendment No. 6 to your Form 10-K showing reparation shares issued to
          related persons.
        • Please expand your response to the second and third bullet points of prior
          comment 10 to address fiscal years before the fiscal year ended June 30, 2008.
        • We reissue the last sentence of the fifth bullet point because it does not appear
          that you disclose the date of the prior investment in the tables on page 18.
        • We reissue the sixth bullet point in our comment because you do not indicate
          whether the amounts in the "new investment" column were received in the
          form of cash.

12.   Please tell us where you filed arrangements 3 and 4 with JMJ Financial that you
        mention on page 15.

13.   With a view toward disclosure, please tell us the meaning of the footnote to your
        tables on paged 18 indicated with a double asterisk.

14.   Please disclose the terms of the loan mentioned in the last line on page 18. Also
        disclose how the loan was modified in connection with the issuance of the
        "reparation shares."

Security Ownership, page 20

15.   Please disclose the natural person or persons who exercise the sole or shared
        voting and/or dispositive powers with respect to the shares held in the name of
        Microphase Corporation.

16.   Given the number of shares that you disclose on page 14 you issued to JMJ,
        please tell us why JMJ is not included in this table. If JMJ has already sold the
        shares you issued to it, please tell us how such sales were consistent with Section
        5 of the Securities Act.

Executive Compensation, page 22

17.   Refer to your response to prior comment 4. Please tell us how the material that you intend to send to shareholders with your proxy statement accurately reflects your officers' positions with PacketPort.

18.   When you present executive compensation disclosure, it must include information for your last completed fiscal year – the year ended June 30, 2010. See Regulation S-K Item 402. Please revise accordingly.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 if you have any questions.

                                                Sincerely,

                                                Russell Mancuso
                                                Branch Chief